UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2021

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

15/Fl. B, No. 77, Sec. 2, Dunhua South Road, Taipei, 106, Taiwan, Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K consists of (i) the Registrant’s press release issued on November 16, 2021, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference; and (ii) the Registrant’s Unaudited Condensed Consolidated Interim Financial Statements for the six-month periods ended June 30, 2021 and 2020 and as of June 30, 2021 and December 31, 2020, respectively, which are attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 16, 2021

99.2	Unaudited Condensed Consolidated Interim Financial Statements for the six-month periods ended June 30, 2021 and 2020 and as of June 30, 2021 and December 31, 2020, respectively

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Registrant)

Date: November 19, 2021	By:	/s/ Ivan Hsia
Ivan Hsia
Chief Financial Officer